ALPHALA CORP.

Darzinu 22 linija, 10 Majas

Riga, Latvia LV-1063

Tel. (702) 605-0519

Email: alphalacorp@gmail.com

June 12, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Ms. Erin Wilson

Re:

Alphala Corp.

Registration Statement on Form S-1 (File No. 333-187669)

Dear Ms. Erin Wilson:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Alphala Corp., a Nevada corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to June 14, 2013, at 10:00 a.m. Eastern Time., or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

• The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  Thank you for your assistance.

Very truly yours,

ALPHALA CORP.

By:	/s/	Irina Petrzhikovskaya
	Name:	Irina Petrzhikovskaya
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)